Mail Stop 4561

								June 20, 2005


Barbara J.S. McKee, Esq.
General Counsel and Secretary
KKR Financial Corp.
Four Embarcadero Center, Suite 250
San Francisco, CA 94111

Re:	KKR Financial Corp.
	Form S-11/A filed on June 9, 2005
	Form S-11/A filed on June 9, 2005
	File No. 333-124103

Dear Ms. McKee:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Second and Third Amended Form S-11

General

1. Please include a consent from your auditors in the next amendment or explain your basis for excluding it.

2. We note your response to prior comment 3. Please disclose in your registration statement that your manager will not transfer shares and options awarded in August 2004 prior to the expiration of the first anniversary of the award..

3. We are reissuing our comments requesting, supplementally, copies of all correspondence between your underwriters (including, without limitation, the ones added in your third-amended Form S-11) and the
NASD, regarding this offering.

4. We note from pages 14-16, 39, 81 and 82 your new disclosure regarding your exemption from the Investment Company Act of 1940 and have the following comments:

* On page 14, please disclose once more that you were formed in July
2004.

* The information on pages 15 and 16 is too detailed for your summary. Please move it to the discussion of Investment Company Act matters beginning on page 80. In its place, please inform investors briefly of: (a) the value of your current 55% and 75% qualifying assets; (b) what percentage of your portfolio these assets represent;
and (c) how much you still need to acquire of each in order to avoid registration under the Act. In order to enhance the readability of this disclosure, please consider presenting the information in the form of a chart.

* On page 11, please include a summary risk factor addressing the fact that you must acquire by the end of July at least $600 million of qualifying securities in order to qualify for an exemption from the Investment Company Act (see page 81), that there is no guarantee you will be able to timely acquire these securities, and that you may become subject to registration under the Act thereafter.

* On page 39, please revise your risk factor to discuss, separately, risk related to qualification for an exemption under the Investment
Company Act and risk related to restrictions on your investment activity, once qualified. With regard to the former, please state that you must purchase at least $600 million in qualifying assets by
July 2004 in order to avoid possible registration under the Act and discuss the fact that you may face competition for such purchases and that there is no guarantee that you will make such purchases on a timely basis. Also, discuss the negative impact registration would have on you and your investors.

5. We note your response to prior comment 3. Please disclose on page
8, in the discussion of your management agreement, that your manager may only allocate options or restricted shares to its employees or third parties who provide services to you and, moreover, that you do not expect to receive requests for any such transfers prior to the expiration of the first anniversary of the grant of the awards.

6. We note your response to prior comment 13. Supplementally, please tell us whether, to your knowledge, the IRS is currently challenging the status of offshore TRSs similar to yours or has indicated in any way that it may do so in the future. Provide us with copies of any relevant correspondence or statements.

Cover Page

7. Please revise the seventh bullet point to substitute
"increases"
for "changes" in interest rates and make corresponding revisions throughout.

Summary

8. We note from page 75 that you have $250 million as of March 31, 2005, to use toward future investments. We further note, from page
13, that you intend to use the proceeds of this offering to pay down roughly $588 million in debt (excluding the greenshoe). Finally, we note from pages 4 and 5 various targeted leverage ratios. Where appropriate, please give investors some idea of how much larger you intend to make your portfolio.

Targeted Investments, page 1

9. Please revise to disclose that there are no limitations on the amount of investment in any of the targeted asset classes.

Management Agreement, page 6

10. We note your response to prior comment 25 and the following additional comments:

* On page 76, please make it clear that KKR Financial Advisors II, which manages KKR Financial CLO 2005-1, is a subsidiary of your manager and not you. Also, please be sure to attach copies of the collateral management agreements to your registration statement as exhibit and discuss these agreements in your business section.

* On page 77, please explain why the entity affiliated with your manager agreed to waive fees through October 2005 and attach a copy of that agreement to your registration statement as an exhibit. Also, in your summary and elsewhere, where you discuss management fees, please discuss these deferred fees (and the possibility that they will not be deferred in the future). Quantify current deferred obligations and fees going forward.

Conflicts of Interest, page 8

11. Please revise the statement on page 10 to disclose the percentage of the proceeds represented by the $587.4 million that will be repaid to Credit Suisse First Boston LLC.


MD&A

Investment Portfolio, page 63

12. For each part of your portfolio, please indicate the actual leverage ratio as of March 31, 2005, and discuss any material differences from your target ranges described elsewhere.

Our Company, page 86

Competition, page 108

13. Please relocate the list of investments to your discussion of conflicts of interest with your manager, beginning on page 8, and explain briefly why these investments may constitute a conflict. You should also relocate the supporting discussion of the value of KKR "deal flow" to the more general discussion of your competitive advantages, beginning on page 94. We feel that this information is, at best, only tenuously connected to your discussion of competitive issues.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

14. We note that the audit report of Deloitte & Touche LLP will be signed upon consummation of the stock split discussed in the second paragraph of Note 16 to the consolidated financial statements. Please confirm to us that you will provide a pre-effective amendment to the registration statement with the preface removed and the accountant`s report signed.
Other

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	No further review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Rachel Zablow at 202-551-3428 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3495 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


cc:	Joseph Kaufman (via facsimile)

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KKR Financial Corp.
June 20, 2005
Page 1